FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, March 1, 2018

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J SHARES

Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.286125	March 29, 2018	March 15, 2018
Series D	0.24793	March 28, 2018
Series E	0.18188	March 29, 2018
Series F	0.18690	March 28, 2018
Series G	0.207375	March 29, 2018
Series H	0.21156	March 28, 2018
Series I	0.23175	March 29, 2018
Series J	0.22944	March 28, 2018
Series K	0.291938	March 29, 2018
Series M	0.296875	March 29, 2018

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the March 29, 2018 to June 28, 2018 dividend period for its floating rate preferred shares.  The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	1.08736	4.31399	0.27184
Series F	0.83783	3.32399	0.20946
Series H	0.93865	3.72399	0.23466
Series J	1.01175	4.01399	0.25294

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941